                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             _____________________

                                 SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)

                       Boston Communications Group, Inc.
                   ----------------------------------------
                                (Name of Issuer)

                     Common Stock
                     --------------------------------------
                         (Title of Class of Securities)

                                  100582 10 5
                                  -----------
                                 (CUSIP Number)

                         SCHEDULE 13G

CUSIP No. 100582 10 5                              Page 2 of 7
          -----------

____________________________________________________________________________

1.   Name of Reporting Persons
     S.S. or I.R.S. Identification Number of Above Persons

     BURR, EGAN, DELEAGE & CO.
     04-2681308

____________________________________________________________________________


2.   Check the Appropriate Box if a Member of a Group - Not Applicable

____________________________________________________________________________

3.   SEC Use Only

____________________________________________________________________________

4.   Citizenship or Place of Organization

     MASSACHUSETTS

____________________________________________________________________________

Number of Shares Beneficially Owned By Each Reporting Person With;

5.   Sole Voting Power

      N/A
____________________________________________________________________________

6.   Shared Voting Power

     2,659 PLEASE ALSO REFER TO ATTACHMENT A

CUSIP No.  100582 10 5                             Page 3 of 7
           -----------

____________________________________________________________________________

7.   Sole Dispositive Power

     N/A

____________________________________________________________________________

8.   Shared Dispositive Power

     2,659 PLEASE ALSO REFER TO ATTACHMENT A
____________________________________________________________________________

9.   Aggregate Amount Beneficially Owned by Each Reporting Person.

     2,659 PLEASE ALSO REFER TO ATTACHMENT A
____________________________________________________________________________

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares.

     Not Applicable
____________________________________________________________________________

11.  Percent of Class Represented by Amount in Row 9.

     .02%
____________________________________________________________________________

12.  Type of Reporting Person.

     IA
____________________________________________________________________________

CUSIP No.      100582 10 5                         Page 4 of 7
               -----------

                         SCHEDULE 13G


Item 1(a).  Name of Issuer:
---------------------------

Boston Communications Group, Inc.


Item 1(b).  Address of Issuer's Principal Executive Offices:
------------------------------------------------------------

100 Sylvan Road
Woburn, MA 01801


Item 2(a).  Name of Person Filing:
----------------------------------

BURR, EGAN, DELEAGE & CO.


Item 2(b).  Address of
Principal Business Office or, if None, Residence:
-------------------------------------------------

ONE POST OFFICE SQUARE
SUITE 3800
BOSTON, MA 02109

Item 2(c).  Citizenship:
------------------------

MASSACHUSETTS

Item 2(d).  Title of Class of Securities:
-----------------------------------------

Common Stock


Item 2(e).  CUSIP Number:
-------------------------

100582 10 5

CUSIP No. 100582 10 5                                   Page 5 of 7
          -----------

Item 3:
-------

Not Applicable


Item 4.  Ownership:
-------------------

     (a) Amount Beneficially Owned:

         2,659

     (b) Percent of Class:

         .02%

     (c) Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:

               N/A

         (ii)  shared power to vote or to direct the vote:

               2,659 PLEASE ALSO REFER TO ATTACHMENT A

        (iii)  sole power to dispose or to direct the
               disposition of:

               N/A

         (iv) shared power to dispose or to direct the disposition of:

               2,659 PLEASE ALSO REFER TO ATTACHMENT A

CUSIP No. 100582 10 5                              Page 6 of 7
          -----------


Item 5.  Ownership of Five Percent or Less of a Class:
------------------------------------------------------

PLEASE REFER TO ATTACHMENT A

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:
-------------------------------------------------------------------------

Not Applicable

Item 7.  Identification and Classification of the Subsidiary which Acquired the

Security Being Reported by the Parent Holding Company:
-----------------------------------------------------------

Not Applicable


Item 8.  Identification and Classification
of Members of the Group:
--------------------------------------------

Not Applicable


Item 9.  Notice of Dissolution of Group:
----------------------------------------

Not Applicable

Item 10.  Certification:
------------------------

Not Applicable

CUSIP No. 100582 10 5                              Page 7 of 7
          -----------

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         February    , 1998
                                         ----------------------------------
                                         Date


                                         BURR, EGAN, DELEAGE & CO.
                                         -------------------------------

                                         /s/ EILEEN McCARTHY
                                         -------------------------------
                                             Eileen McCarthy
                                              Vice President

ATTACHMENT A



                       BOSTON COMMUNICATIONS GROUP, INC.


BURR, EGAN, DELEAGE & CO. DIRECTLY OR INDIRECTLY PROVIDES AND/OR PROVIDED INVESTMENT ADVISORY SERVICES TO VARIOUS VENTURE CAPITAL FUNDS, INCLUDING ALTA III LIMITED PARTNERSHIP, ALTA JAMI BOSTON LIMITED PARTNERSHIP, GALLION PARTNERS II, GOLDEN COINS N.V. AND C.V. SOFINNOVA PARTNERS FOUR. AT DECEMBER 31, 1997, THE BENEFICIAL OWNERSHIP IS AS FOLLOWS:


                                    COMMON
                                    SHARES
                                    ------

     ALTA III LIMITED PARTNERSHIP        0
     ALTA JAMI BOSTON L.P.               0
     GALLION PARTNERS II                 0
     GOLDEN COINS N.V.               2,659
     C.V. SOFINNOVA PARTNERS FOUR        0
                                     -----

          TOTAL:                     2,659 (1)


THE RESPECTIVE GENERAL PARTNERS OF THESE FUNDS EXERCISE SOLE VOTING AND INVESTMENT POWER WITH RESPECT TO THE SHARES HELD BY SUCH FUNDS.

MR. CRAIG BURR, A DIRECTOR OF THE COMPANY, IS A GENERAL PARTNER OF 1)ALTA III MANAGEMENT PARTNERS, L.P. (THE GENERAL PARTNER OF ALTA III LIMITED PARTNERSHIP) AND 2) ALTA JAMI BOSTON LIMITED PARTNERSHIP. AS GENERAL PARTNER OF THESE FUNDS, HE MAY BE DEEMED TO SHARE VOTING AND INVESTMENT POWERS FOR THE SHARES HELD BY THE FUNDS. BURR, EGAN, DELEAGE & CO. SERVES AS AN ADVISOR TO GALLION PARTNERS II, GOLDEN COINS N.V. AND C.V. SOFINNOVA PARTNERS FOUR. THE PRINCIPALS OF BURR, EGAN, DELEAGE & CO. DISCLAIM BENEFICIAL OWNERSHIP OF ALL SUCH SHARES HELD BY ALL OF THE AFOREMENTIONED FUNDS EXCEPT TO THE EXTENT OF THEIR PROPORTIONATE PECUNIARY INTERESTS THEREIN. MR. BURR DISCLAIMS BENEFICIAL OWNERSHIP OF ALL THE SHARES FOR THE ABOVE FUNDS EXCEPT TO THE EXTENT OF HIS PROPORTIONATE PECUNIARY INTERESTS THEREIN.

IN ADDITION, MR. BURR HOLDS A DIRECTOR'S STOCK OPTION FOR 3,000 SHARES OF COMMON STOCK.

NOTES:
------

(1) TOTAL BENEFICIAL OWNERSHIP IS LESS THAN 5 PERCENT OF THE CLASS OF SECURITIES OF THE COMPANY